Confidential

Ms. Melissa Walsh

Mr. Stephen Krikorian

Mr. Michael Foland

Ms. Barbara Jacobs

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	TuanChe Limited (CIK No. 0001743340)

Response to the Staff’s Comments on the Draft Registration Statement on

Form F-1 Confidentially Submitted on July 31, 2018

Dear Ms. Walsh, Mr. Krikorian, Mr. Foland, and Ms. Jacobs,

On behalf of our client, TuanChe Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 27, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on July 31, 2018 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Company has included in this submission its audited consolidated financial statements as of December 31, 2016 and 2017, and its unaudited condensed consolidated financial statements as of June 30, 2017 and 2018 and for the six months ended June 30, 2017 and June 30, 2018. As an emerging growth company, the Company has omitted the selected financial information for the fiscal years ended December 31, 2013, 2014 and 2015.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

austin	beijing	boston	brussels	hong kong	london	los angeles	new york	palo alto

san diego	san francisco	seattle	shanghai	washington, dc	wilmington, de

September 19, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 76

1.	Please reconcile the disclosure indicating that your cash and cash equivalents were substantially all held in China and predominantly denominated in Renminbi as of December 31, 2017 with the related disclosures on page F-20.

The Company has revised the disclosure on page 84 of the Revised Draft Registration Statement regarding the Company’s cash holding, which is now consistent with the disclosures on page F-69.

2.	You define “MAU” or “monthly active users” as the number of active users of your online platform during each month, which include your website tuanche.com and your mobile applications. While we note limited references to MAU in your submission, we would like to better understand your reference to MAU in connection with your online channels to attract automobile consumers to participate in your auto shows. Specifically, you state that in March 2018 your MAU reached 16.9 million. Please help us to understand your reference to MAU in this context since users may access your website or access your WeChat account to provide certain limited information but there is no assurance that users will attend any of your offline events. Define the nature of the activity that counts a user as being “active.” That is, clarify whether these user are recurring. Indicate why a user would remain active on a monthly basis and whether there is a requirement to access your platforms on a monthly basis. Explain why MAU is a depiction of your consumer base.

The Company has revised the disclosure on pages 103 and 106 of the Revised Draft Registration Statement to replace references of “MAU” with “monthly unique visit to its online platform.” The Company respectfully advises the Staff that monthly unique visits to its online platform is a more relevant indicator of its results of operations than MAUs and the number of users who are “active” on or pay recurring visits to its online platform. The Company believes that the number of unique visits to its online platform is indicative of the number of consumers that would have knowledge and exposure to its offline events, which is an effective measure for the success of its consumer acquisition strategy.

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

cc) Recently issued accounting pronouncements, page F-26

3.	You indicate that ASU No. 2016-09 is effective for annual periods beginning after December 15, 2016, so this amendment should already be reflected in your financial statements. In addition, the description of the amendment does not appear to be consistent with the guidance in ASU No. 2016-09. Please revise accordingly.

The Company had inadvertently included the wrong reference and date. Accordingly, in response to the Staff’s comment, the Company has revised the disclosure on page 90, 91 and F-28 of the Revised Draft Registration Statement.

September 19, 2018

Note 20. Subsequent events, page F-44

4.	Please disclose the financial effects, including the related compensation expense and vesting terms, of the restricted share units granted in 2018. Refer to ASC 855-10-50-2.

The Company respectfully advises the Staff that instead of restricted share units, it granted restricted shares and replaced its previously issued share options into restricted shares in 2018.

At the time the Company issued the 2017 financial statements, the valuation had not been completed and the amount of compensation expense could not be confirmed. Thus, such disclosure was not included in the 2017 financial statements. The Company has now disclosed the financial effects, including the related compensation expenses and vesting terms of the restricted shares granted in 2018 in Note 15 of the unaudited interim condensed financial statements for the six months ended June 30, 2018.

General

5.	We note TuanChe Limited commissioned an industry report prepared by iResearch, an independent research firm, to provide information regarding the industry and your market position in China. Please supplementally provide us with a copy of the commissioned iResearch report for our review.

In response to the Staff’s comment, the Company encloses, as Annex A-I and Annex A-II to this letter, relevant portions of the industry research report cited in the prospectus, marked to highlight the applicable sections containing the cited statements or statistics and cross-referenced to the relevant locations in the prospectus. The Company also encloses, as Annex A-III, a full copy of the commissioned iResearch report for your review.

6.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company encloses, as Annex B to this letter, copies of graphical materials and artwork it intends to use.

7.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that it has not presented any materials to potential investors, either through testing-the-water meetings or otherwise, in reliance on Section 5(d) of the Securities Act. The Company will submit such materials to the Staff should any become available.

September 19, 2018

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, Der Hua You, by telephone at 86-10-6533-2221, or by email at der.hua.you@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Wei Wen, Chief Executive Officer, TuanChe Limited

Zhihai Mao, Chief Financial Officer, TuanChe Limited

Der Hua You, Partner, PricewaterhouseCoopers Zhong Tian LLP

Benjamin W. James, Partner, Kirkland & Ellis International LLP

David T. Zhang, Partner, Kirkland & Ellis International LLP

ANNEX A

Annex A-I: Third Party Information Backup Table

Annex A-II: Backup Source Documents

Annex A-III: Full Copy of iResearch Report

Annex A-I

Third Party Information Backup Table

Item	Statement in Form F-1	F-1 Section and Page Number	Backup Source Filer[1]
A.	We are a leading omni-channel automotive marketplace in China, ranking third in terms of both volume and GMV of new automobiles sold in 2017, according to the iResearch report.	Summary, pp. 1, 3 MD & A, p. 61 Industry Overview, p. 96 Business, pp. 99, 101	Data A1 Data A2 (iResearch Report[2], pp. 61, 62)
B.

China is the second largest automobile market in the world with 185 million car parc, or the total number of cars in a region at a specific time, as of December 31, 2017, according to the iResearch report.

		Summary, p. 2 Industry Overview, p. 92	Data B (iResearch Report, p. 22)
C.

According to the iResearch report, car sales volume of both new cars and used cars in China grew rapidly at a CAGR of 8.9% from 2013 to 2017 and is expected to further increase at a CAGR of 9.8% from 2017 to 2022.

		Summary, p. 2 Industry Overview, p. 92	Data C1 Data C2 (iResearch Report, p. 41)
D.

According to the iResearch report, the new automobile sales volume in tier-3 and below cities is expected to reach 16.1 million in 2022 at a CAGR of 7.3% from 2017 to 2022, much higher than the CAGR of 0.3% over the same period for tier-1 and tier-2 cities.

		Summary, p. 2 MD & A, p. 61 Industry Overview, pp. 93, 94 Business, p. 104	Data D1 Data D2 Data D3 Data D4 (iResearch Report, p. 24)

[1]	Please refer to Annex A-II: Backup Source Documents with the respective Data number for the corresponding supporting information.
[2]	Please refer to Annex A-III for the fullness of the commissioned iResearch report.

2

E.

According to the iResearch report, the transaction volume of omni-channel automotive marketplaces is expected to increase from 1.4 million to 2017 to 10.3 million in 2022, representing a CAGR of 49.7%. The market size of the omni-channel automotive marketplace, in terms of transaction value, is expected to increase from RMB166.0 billion in 2017 to RMB1,228.5 billion in 2022, representing a CAGR of 49.2%.

	Summary, p. 2 Industry Overview, pp. 95, 96	Data E1 Data E2 Data E3 Data E4 Data E5 Data E6 Data E7 (iResearch Report, p. 42)
F.

According to the iResearch report, China only has 133 cars per 1,000 persons, while the United States has 845 cars per 1,000 persons, indicating significant room for continued growth of China’s automobile market.

	Industry Overview, p. 92	Data F1 Data F2 (iResearch Report, p. 17)
G.

Meanwhile, according to the iResearch report, the total used car sales volume in China reached 12.4 million in 2017 and is expected to grow rapidly to 29.6 million by 2022 at a CAGR of 19.0% from 2017 to 2022, which will significantly contribute to the overall growth of China’s automobile market.

	Industry Overview, p. 92 Business, p. 104	Data G1 Data G2 Data G3 Data G4 (iResearch Report, p. 18)

3

H.

As for the national automobile sales structure, in 2017, tier-2 cities and tier-3 and below cities accounted for 43.0% and 45.7% of the national automobile sales, respectively, while tier-1 cities only accounted for 11.3%, according to the iResearch report.

According to the iResearch report, in 2017, the car ownership rate is 220 cars per 1,000 persons in tier-1 and tier-2 cities, much higher than that of 96 in tier-3 and below cities.

		Industry Overview, p. 93 Business, p. 104	Data H1 Data H2 Data H3 Data H4 Data H5 Data H6 (iResearch Report, p. 20)
I.

According to the iResearch report, there are, on average, approximately 123 franchised dealers per tier-1 or tier-2 city, whereas there are only, on average, approximately 79 franchised dealers per tier-3 and below city. Local secondary dealers are the primary auto distributors in tier-3 and below cities, as they contribute to over 50% of total automobile sales.

In addition, according to the iResearch report, among all marketing channels, sales-oriented auto shows and similar offline promotion events are the most trusted channels among consumers with favorable conversion efficiency.

		Industry Overview, p. 94 Business, p. 101	Data I1 Data I2 Data I3 Data I4 Data I5 (iResearch Report, pp. 30, 36)
J.		Industry Overview, p. 95	Data J (iResearch Report, p. 39)
K.	According to the iResearch report, China’s automotive aftermarket business was RMB1,060 billion in 2017 and is expected to reach RMB2,422 billion in 2022 at a CAGR of 18.0% from 2017 to 2022.	Industry Overview, pp. 96, 97	Data K1 Data K2 Data K3 Data K4 (iResearch Report, p. 58)

4

L.	According to the iResearch report, China’s consumer automotive financing market was RMB1,000 billion in 2017 and is expected to reach RMB2,605 billion in 2022 at a CAGR of 21.1% from 2017 to 2022.	Industry Overview, p. 97	Data L1 Data L2 Data L3 (iResearch Report, p. 53)
M.	Moreover, China’s automotive financing market for dealers was RMB259 billion in 2017 and is expected to grow to RMB310 billion in 2022, representing a CAGR of 3.7% from 2017 to 2022.	Industry Overview, p. 97	Data M1 Data M2 Data M3 by calculation Data M4 (iResearch Report, p. 54)
N.

Driven by the continuing growth of automobile ownership rate and booming used automobile sales, China’s automotive insurance and warranty market was RMB766 billion in 2017 and is expected to reach RMB1,144 billion in 2022 at a CAGR of 8.4% from 2017 to 2022, according to the iResearch report.

		Industry Overview, p. 98	Data N1 Data N2 Data N3 Data N4 (iResearch Report, p. 55)

5

O.

According to a survey conducted by iResearch, we are the most trusted omni-channel automotive marketplace in China and ranked the highest among China’s omni-channel automotive marketplace in terms of consumer experience among automobile consumers.

		Business, p. 102	Data O1 Data O2 (iResearch Report, p. 63)
P.	We are the first company in China to provide a scalable omni-channel automotive marketplace approach to automobile marketing and distribution, according to the iResearch report.	Business, p. 105	Data P (iResearch Report, p. 29)
Q.	According to the iResearch report, large cities and lower tier cities are driven by different growth trends and thematics.	Business, p. 110	Data Q (iResearch Report, p. 30)
R.

Certain tier-1 cities have set stringent quotas on automobile license plate ownership. In Beijing, for example, the Department of Motor Vehicles of Beijing Traffic Management Bureau awards non-electric automobile license plates six times a year by random selection, and the chance for an eligible individual non-electric automobile license plate applicant to obtain a license plate each time is only one out of approximately 2,000.

		Business, p. 110	Data R1 Data R2 by calculation (Bulletins of Department of Motor Vehicles of Beijing Traffic Management Bureau)

6

Annex A-II

Backup Source Documents

7

Analysis of Tuanche’s competitive Advantages • Tuanche has the longest operating history among leading omni-channel automobile marketplaces in China. • Tuanche is the most expansive of any omni-channel automobile marketplaces in China in terms of number of cities and services covered. • Tuanche has the highest dealer coverage of any omni-channel automobile marketplaces in China. Tuanche’s Market Share and Ranking of GMV, China, 2017 Market Share Ranking (RMB in billions) Tuanche’s Total GMV 30.0 18.1% #3 GMV Ranking of Omni-channel Automobile Marketplaces Rank Platform GMV(RMB in billions) No.1 Bitauto 49.9 No.2 Autohome 44.3 No.3 Tuanche 30.0 No.4 Shenzhou 12.1 No.5 Yixin 8.9 Source: iResearch’s own statistical model Data A1 Data A2

Analysis of Tuanche's competitive advantages

- Tuanche owns **the third largest** market share among omni-channel automobile marketplaces of new car in terms of both transaction volume and GMV.
- Tuanche's GMV is relatively low compared to the overall automobile trading market GMV, and there is huge room for improvement of market share.
- Compared with the average take rate of more than 5% in the whole industry, the about 1% take rate of Tuanche still has a large room for improvement.

Tuanche's Market Share and Ranking of Transaction Volume, China, 2017

Total Transaction Volume of 2017	Market Share	Ranking
207506 vehicles	15.1%	#3

Sales Volume Ranking of Omni-channel Automobile Marketplaces

Rank	Platform	Volume(in units)
No.1	**Bitauto**	412600
No.2	**Autohome**	366000
No.3	**Tuanche**	207506
No.4	**Shenzhou**	100000
No.5	**Yixin**	73500

Data A2 (cont'd)

Note 1: Take rate is refers to automobile sales revenue divided by automobile sales GMV.
Note 2: According to public data, Tuanche's revenue is 280.7million.
Note 3: Industry average take rate is refers to average of 13 mainstream car makers' take rate.
Source: iResearch's own statistical model

61

China vs US comparison • China’s used car market represents a significant opportunity due to its higher growth rate and lower penetration than the US in 2017. • Financing market also represents an opportunity with lower penetration rates in both new and used car markets. Car PARC 185 million units 275 million units Car Ownership per 1,000 people 133 units 845 units New Car Sales Volume 24.7 million units 17.3 million units Used Car Sales Volume 12.4 million units 41.5 million units Used Car Sales to New Car Sales Ratio 0.5x 2.4x Consumer Automobile Financing Penetration (new car) 38.2% 86% Consumer Automobile Financing Penetration (used car) 19% 54% Note: Data as of 2017, US data based on iResearch estimates Source: CAAM, OICA, CIC, NBS, IHS, iResearch Metrics in 2017 Data B

Market size of automobile transaction Market Size of Automobile Transaction, China, 2013-2022E • According to CAAM and CADA, automobile transactions in China has been growing rapidly since 2013, with a CAGR of 8.9%. There were approximately 37.1 million cars in China in 2017. iResearch estimates that the number of automobile transactions will grow to 59.3million in 2022. • Market size of China automobile transaction value generated approximately RMB 5.0 trillion in 2017, which is expected to grow to RMB 7.0 trillion in 2022. 17.9 19.7 21.1 24.4 24.7 25.6 26.5 27.5 28.6 29.7 8.5 9.2 9.4 10.4 12.4 14.7 17.5 21.0 24.7 29.6 2.9 3.3 0.3 3.6 4.0 4.2 4.3 4.5 4.7 4.8 5.0 0.4 0.6 0.6 0.8 1.0 1.2 1.4 1.7 2.0 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E New car transaction volume (million) Used car transaction volume (million) New car market size (trillion) Uesd car market size (trillion) +8.9% Note: Market size of automobile transaction refers to the entire automobile market transaction size (including new car and used-car). Source: CAAM, CADA, iResearch Data C2 Data C1

Series1 • More demands from lower tier cities o Car sales volume in lower tier cities was 11.3 million in2017, with a high growth rate. The sales CAGR of 12.4% in lower tier cities in 2013-2017 was higher than the CAGR of 5.5% in tier-1 and tier-2 cities. The sales of CAGR of 7.3% in lower tier cities in 2017-2022 is much higher than the CAGR of 0.3% in tier-1 and tier-2 cities. Car Sales Volume in Tier-1 and Tier-2 Cities vs Lower Tier Cities, China, 2013-2022 (in millions) Characteristics of China automobile consumption Source: CAAM, iResearch 10.8 11.7 11.9 13.3 13.4 13.5 13.5 13.5 13.6 13.6 2013 2014 2015 2016 2017 2018E2019E2020E2021E2022E Series1 +5.5% +12.4% +0.3% +7.3% Tier-1 and Tier-2 Cities Lower Tier Cities 7.1 8 9.2 11.1 11.3 12.1 13 14 15 16.1 2013 2014 2015 2016 2017 2018E2019E2020E2021E2022E Data D4 Data D3 Data D2 Data D1

Omni-channel automobile marketplaces market size

- Omni-channel automobile transaction have been growing steadily and are expected to continue growing even faster. iResearch estimates that car sales from omni-channel automobile marketplaces grew significantly from 0.5 million in 2015 to 1.4 million in 2017, expecting the growth to continue with a CAGR of 49.7% to a value of 10.3 million in 2022.
- In addition, omni-channel automobile transaction market size increased at a CAGR of 73.9% from 2015 to 2017, and is expected to keep growing at a 49.2% CAGR from 2017 to 2022, reaching a market size of 1,228.5 billion in 2022.

Data E7

Omni-channel Automobile Transaction Volume, China, 2015-2022E



0.5
0.9
1.4
2.2
3.5
5.3
7.4
10.3
+74.6%
+49.7%
Data E1
Data E2
Data E3
2015
2016
2017
2018E
2019E
2020E
2021E
2022E
Transaction volume (in millions)

Omni-channel Automobile Transaction Market Size, China, 2015-2022E



54.9
107.1
166.0
261.2
421.4
637.3
884.9
1228.5
+73.9%
+49.2%
Data E4
Data E5
Data E6
2015
2016
2017
2018E
2019E
2020E
2021E
2022E
Maket size (RMB in billions)

Note: Omni-channel automobile marketplaces utilize an Online-to-Offline business model, which maximizes the conversion rate based on effective access to massive online traffic, selective consumer base filtered by big data technology, offline scenario and competitive prices.
Source: iResearch

42

China's car PARC and car ownership keep growing

- China is the world's second largest automobile market as measured by car PARC and will become the largest automobile market by 2023, according to iResearch. As of 2017, there were approximately 185 million light vehicles in China, including cars, sport utility vehicles and light trucks, compared with 274.9 million in US. Despite the scale of China's car PARC, the low car ownership rate as well as large population in China indicates significant room for continued growth. China's driving age population has reached approximately 1 billion as of December 31, 2017, significantly larger than 250 million in US. However, according to iResearch, China's car ownership per 1,000 people was 133 in 2017, which is significantly lower than the car ownership rate of 845 cars per 1,000 people in US. Data F1 Data F2

Car PARC, China, 2013-2022E (in millions)



+16.0%
+10.2%
103
121
139
161
185
205
224
247
263
287
314
2013
2014
2015
2016
2017
2018E
2019E
2020E
2021E
2022E
2023E

Car PARC, US, 2013-2022E (in millions)



+2.2%
+1.3%
253
258
264
270
275
280
283
287
290
293
297
2013
2014
2015
2016
2017
2018E
2019E
2020E
2021E
2022E
2023E

Note 1: Car PARC is refer to the number of vehicles owned in a region, typically those that are registered locally.
Note 2: Car PARC here only includes light vehicle for both mainland China and US.
Note 3: Driving population defined as 18-70 year old for China and over 16 year old for US.
Source: iResearch, CAAM, NBS, OICA, IHS

17

18 17.9 19.7 21.1 24.4 24.7 25.6 26.5 27.5 28.6 29.7 8.5 9.2 9.4 10.4 12.4 14.7 17.5 21 24.7 29.6 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E New Car Sales Used Car Sales 15.5 16.5 17.4 17.5 17.1 17.3 17.6 18.0 18.8 19.1 41.0 41.3 38.3 41.0 41.5 41.6 41.7 41.8 42.0 42.1 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E New Car Sales Used Car Sales Passenger Car Sales China, 2013-2022E (in millions) Car Sales US, 2013-2022E (in millions) China’s car sales volume is expected to grow rapidly • The volume of cars sales in China has been growing rapidly since 2013, with a CAGR of 8.9%. iResearch estimates that the volume of car sales will grow at a rate of 9.8%, even faster than it has grown historically. New car sales at a CAGR of 8.4% from 17.9 million in 2013 to 24.7 million in 2017, and the sales volume will further increase to 29.7 million in 2022, representing a CAGR of 3.8%, higher than that of 2.2% in the US. Meanwhile, used car sales volume in China reached 12.4 million in 2017 and is expected to grow rapidly to 29.6 million by 2022 at a CAGR of 19.0%. • Compared to US market, China's automobile market still has great growth potential. +9.8% +8.9% +0.9% +0.9% Source: iResearch, CAAM, NBS, OICA, IHS Data G4 Data G1 Data G2 Data G3

Characteristics of China automobile consumption

- Compared with the national car sales distribution, the sales structure of the Tuanche is similar. While, the automobile consumption capacity of tier-3 and below cities is growing rapidly, the strategy of Tuanche to expand the lower cities in the future will usher in opportunity.

Data H4

Comparison of Car Sales Structure between Tuanche and Entire Country, China, 2017



Data H3
11.3%
Data H1
43.0%
Data H2
45.7%
12.5%
65.4%
22.1%
Tier-1 Cities
Tier-2 Cities
Lower Tier Cities
National total sales
Tuanche's total sales

Source: CAAM, iResearch

25

Characteristics of China automobile consumption

- More demands from lower tier cities
  - Car ownership per 1,000 people in lower tier cities was 96 in 2017, significantly lower than 220 in tier-1 and tier-2 cities. In addition, the plate control in certain tier-1 and tier-2 cities in China limits the growth of vehicles in these regions.
- The population of lower tier cities is more than three times that of tier-1 and tier-2 cities. As the disposable income of the whole country continues to increase, the lower tier cities will become a bigger potential market.

Population, Car Penetration, in Tier-1 and Tier-2 Cities vs Tier-3 and Below Cities, China, 2017


980
410
Population
(in millions)
Data H5
220
Data H6
96
Car penetration
（per 1,000 people）
Tier-1 and Tier-2 Cities
Lower Tier Cities

Source: NBS, CAAM, iResearch,

20

Characteristics of China's automobile supply industry

- Supply and demand mismatch in lower tier cities
  - The distribution of 4S shops is uneven. The average quantity of 4S shops in tier-1 and tier-2 cities is 123 per city, much higher than the average of 79 per city in lower tier cities. Even with increasing demand, consumers in some lower tier cities have few channels to purchase cars.

Data I1

Data I2

- Secondary dealers market is big and disorganized
  - Secondary dealers are mainly individual retailers, with huge numbers, no physical stores, almost no inventory, and no unifying organization. They are relatively scattered and have low operational efficiency, but they complete more than 50% of car sales. Sales in 4S stores in tier-1 and tier-2 cities are high, while sales of secondary dealers in tier-3 and below cities are significantly higher.

Data I3

- Vehicle brand selection differences
  - There are also differences in car consumption in different levels of cities. Brand selection and automobile finance use are all different. 4S dealers with strong brand endorsement are unable to satisfy the various demands of a fragmented consumers base.

The Number of 4S Dealers and Cities, China, 2017



1646
3746
23139
4
40
294
Low Tier Cities
Tier-2 Cities
Tier-1 Cities
Number of 4S dealers
Number of all cities

Note: Lower tier cities refers to cities that fall under tier-3, tier-4 and tier-5 classification.
Source: iResearch, CADA

30

 36 Consumer automobile information sources and evaluation • Consumers are most willing to believe in offline auto shows and other offline promotions’ ads. • In view of the offline nature of car sales, auto shows and other offline promotions sales channel are the most trusted channels among consumers with favorable conversion efficiency. 29.5% 29.1% 24.3% 18.3% 17.1% 44.3% 47.7% 34.3% 36.0% 32.0% 22.8% 19.3% 31.6% 36.5% 39.7% 2.8% 3.5% 8.2% 7.0% 9.4% 0.6% 0.4% 1.5% 2.2% 1.8% Auto Shows Offline promotion TV or radio Online channel Newspapers and magazines Most Distrustful Distrust Not Sure Trust Most Trust Consumer Trust of ADs in Different Channels, China, 2018 Source: iResearch consumer research, sample group is 1044. Data I4 Data I5

 39 Omni-channel automobile marketplace features • Omni-channel automobile marketplaces are not just providing online information services, but also simplifying the customers’ entire purchase process by helping them build offline car purchase scenes and providing value-added services such as finance, used car services and after-sales services. • Currently, China's automobile e-commerce industry is coexisting with other solutions. As omnichannel automobile marketplaces are gradually emerging, their low cost of acquisition and high transaction conversion rate help the industry improve transaction efficiency. Omni-channel Automobile Marketplace Status C(buyer) Information service platform E-commerce platform dealers offline transaction Demand shift Car flow Online Offline Information service Trading services and after-sales service Source: iResearch Data J

 58 558 638 770 935 1060 1219 1402 1682 2019 2422 Profitable automobile aftermarket with high growth potentials China Automobile Aftermarket Market Size, China, 2013-2022E (RMB in billions) 2013 2014 2015 2016 2017 2018E 2020E +18.0% +17.4% 2019E 2021E 2022E Note: Automobile aftermarket market excludes automobile financial service and automobile insurance. Source: iResearch, Roland Berger • The automobile aftermarket encompasses the sale of automobile parts, car repair and maintenance. Driven by a growing and aging car PARC, China’s automobile aftermarket is expected to grow rapidly in the coming years. According to iResearch, China’s automobile aftermarket grew from RMB558 billion in 2013 to RMB1,060 billion in 2017 and is expected to reach RMB2,422 billion in 2022 at a CAGR of 18% from 2017 to 2022. Automobile aftermarket in China is quite profitable, especially because repair and maintenance services are customized for each car. • For China’s leading 4S dealers, aftermarket service accounts for more than 60% of their profits. Used car owners are among the key users of the automobile aftermarket services, given that most used cars are out of the warranty period provided by the manufacturer. Data K4 Data K3 Data K2 Data K1

 53 • China’s consumer automobile financing presents a massive market opportunity. The consumer automobile financing market reached RMB1,000 billion in 2017, and is expected to reach RMB2,605 billion in 2022. • Despite the growing market of consumer automobile financing, the penetration rate in China is only 29% in 2016, compared to 65% in US and Germany. Consumer automobile financing market Market Size of Consumer Automobile Financing Market, China, 2013-2022E (RMB in billions) Note: As long as consumer resort to financial instruments for purchasing a car, Including consumer credit, financial leasing, etc. it is defined as a method of consumer automobile financing. Source: iResearch, NADA, Roland Berger, and PwC etc. 510 558 670 800 1000 1250 1582 1900 2225 2605 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E +21.1% +18.3% Penetration Rate of Consumer Automobile Financing Market, China, US and Germany, 2016-2017, (%) 2017E 65% 2016 29% 65% 63% 66% 32% US Germany China Data L1 Data L2 Data L3

 54 Automobile financing market Market Size of Automobile Financing Market, China, 2013-2022E (RMB in billions) 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E Note 1: Automobile financing includes consumer financing and dealer financing; Note 2: Dealer financing only refers to financial services used by dealers in the procurement of vehicles, excluding parts procurement loans and other operation loans. Source: iResearch, NADA, and PwC etc. • Because of the popularity of dealers' periodic procurement and light operating models, automobile dealer financing is a relatively stable market. • The consumer financing market is growing rapidly, driving growth in the automobile financial market, which has reached a market size of RMB1,259 billion in 2017 and is expected to reach RMB2,915 billion in 2022. • Tuanche is mainly a channel for financial institutions to carry out loan business. 510 558 670 800 1000 1250 1582 1900 2225 2605 191 221 233 257 259 281 277 282 283 310 Dealer financing Consumer financing +18.3% +15.8% The role of the Tuanche in automobile financing Commercial bank Tuanche Consumers Loan demand Loan demand Loan Data M4 Data M3 by calculation CAGR=(310/259)^(1/5)-1=3.7% Data M1 Data M2

 55 Automobile insurance and warranty market Note: The automobile insurance market includes all commercial automobile insurance. Source: China Insurance Regulatory Commission Market Size of Automobile Insurance and Warranty Market China, 2013-2022E (RMB in billions) 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E • As the car ownership market continues to grow, the automobile insurance and warranty market will follow suit. • China’s automobile insurance and warranty market is expected to grow at a CAGR of 8.4%, from RMB765.5 billion in 2017 to RMB1,144.1 billion in 2022. 472 552 620 684 766 842 926 1018 1079 1144 +8.4% +12.8% Data N1 Data N2 Data N3 Data N4

 63 Analysis of Tuanche’s competitive advantages • According to a consumer survey, Tuanche is the most trusted omni-channel automobile marketplace in China among automobile buyers that have previously bought a car. • According to a consumer survey, Tuanche ranks #1 among China’s omni-channel automobile marketplaces in terms of consumer purchase service experience. • 99% of the buyers surveyed said they would use the Tuanche platform again. 69.0% 73.1% 73.8% 73.8% 74.5% 75.2% 75.9% 76.6% Test drive experience Price discount Sellable vehicle Purchase service Vehicle contract service Car purchase convenience Reliability Reliable vehicle quality Satisfaction Rate of Customers with Tuanche in Terms of Purchase Service, China, 2018 Continue to choose this platform, 99.3% No longer choose this platform, 0.7% Platform Loyalty of Customers in Terms of Omnichannel Automobile Marketplaces, China, 2018 Source: iResearch consumer research, sample group is 308. Data O1 Data O2

 29 Company positioning and comparison • The main competitors' businesses have different focuses. No competitors’ business model are completely consistent like Tuanche, so it makes Tuanche more destructive and unique. Tuanche’s innovative approach is disrupting the market structure and driving consumer behavioral change. • Tuanche has relatively better competitive positioning and advantages. • Tuanche is the first company to provide a scalable omni-channel automotive marketplace approach to marketing and distribution. This business model is associated with a high level of conversion effectiveness and efficiency, delivering a high and measurable return on investment proposition to industry customers relative to their overall marketing expenditures. Source: iResearch Number Competitors Positioning Main Business 1 Bitauto, Autohome Automobiles information & automobiles e-commerce Automobiles information 2 Yixi, Huashenghaoche, Tangeche Automobiles financing & automobiles e-commerce Automobiles financing 3 Shenzhou, Yimao Automobiles e-commerce platforms with offline store Automobiles e-commerce 4 Uxin, Guazi Used car e-commerce platform with automobiles e-commerce Used car e-commerce 5 Xiyouqiche, Zhuantouqiche Auto shows & automobiles e-commerce Auto shows Tuanche’s Main Competitor Positioning Analysis Data P

Data Q

Characteristics of China's automobile supply industry

- Supply and demand mismatch in lower tier cities
  - The distribution of 4S shops is uneven. The average quantity of 4S shops in tier-1 and tier-2 cities is 123 per city, much higher than the average of 79 per city in lower tier cities. Even with increasing demand, consumers in some lower tier cities have few channels to purchase cars.
- Secondary dealers market is big and disorganized
  - Secondary dealers are mainly individual retailers, with huge numbers, no physical stores, almost no inventory, and no unifying organization. They are relatively scattered and have low operational efficiency, but they complete more than 50% of car sales. Sales in 4S stores in tier-1 and tier-2 cities are high, while sales of secondary dealers in tier-3 and below cities are significantly higher.
- Vehicle brand selection differences
  - There are also differences in car consumption in different levels of cities. Brand selection and automobile finance use are all different. 4S dealers with strong brand endorsement are unable to satisfy the various demands of a fragmented consumers base.

The Number of 4S Dealers and Cities, China, 2017


1646
3746
23139
4
40
294
Low Tier Cities
Tier-2 Cities
Tier-1 Cities
Number of 4S dealers
Number of all cities

Note: Lower tier cities refers to cities that fall under tier-3, tier-4 and tier-5 classification.
Source: iResearch, CADA

30

 Data R1 In total 40,000 license plates for ordinary passenger cars will be released in 2018. 95% of the license plates, i.e. 38000, are for individuals, which will be released through six random selections. 6333 license plates will be released each time through five selections and the rest 6335 will be released through the sixth selection. https://www.bjhjyd.gov.cn/jggb/2018225/1519516348152_1.html

北京市小客车指标调控管理信息系统

个人普通指标配置

期号：201804

描述：2018年第04期个人普通小客车指标配置结果

Result of 2018 4th Round of Random Selection for Individual Ordinary Passenger Cars

指标配置日期：2018-08-26

实际指标配置时间：2018-08-26 10:15:42

有效编码总数：13603346 Total effective registrants for this round of selection

指标配置总数：6333 Number of released license plates for this round of selection

指标配置种子数：269109

Data R2 by calculation
6333/13603346= ~1/2,000

-指标配置列表-

序号	摇号基数序号	申请编码
1	1089892	3652102710998
2	5551341	0234103581783
3	9891702	3024101180571
4	13219298	3856100722027
5	1115144	3738105587689
6	4403993	5741101092191
7	13547007	9871100170402
8	3130606	0743105130055
9	3469962	2042100746430
10	6976339	6748102323637
11	1463042	4992103788057
12	10215332	5443102992761
13	12238332	5120100684660
14	11491658	6463100019967
15	9671491	1431102149308
16	3050519	0438104042904
17	3691639	2896104013175
18	5363138	9481106589868
19	7642100	9794105888500
20	8614870	5199102565738
21	6455854	4336105584863

-1-

Leading Omni - channel Automotive Marketplace in China (1) ----------------- (1) TuanChe rank ed third in terms of both volume and gross merchandise value ( GMV ) of new automobiles sold in 2017, according to the iResearch report. Integrated Marketing Solutions Virtual Dealership Services

----------------- (2) Represents the gross merchandise value (GMV) of automobile sales transactions we facilitated through our auto shows. (3) Represents the number of industry customers that our network has served as of June 30 , 2018. (4) Represents the average monthly unique visits to our website, mobile app, WeChat official account and WeChat mini - programs in the six months ended June 30, 2018 . (5) Represents the number of cities where we have established sales operations. RMB 30.0 billion GMV in 2017 (2) Over 10 ,000 Industry Customers (3) 1 3.3 million Monthly Unique Visits (4) 121 Cities As of June 30 , 2018 (5) 26 304 90 315 2016 2017 1H17 1H18 # of Auto S hows Held 111,689 207,506 65,278 150,751 2016 2017 1H17 1H18 # of Transactions Facilitated 1 , 069% 250% 86% 131%

Tuanche, making new in - roads in the automotive industry.

Chinese Omni-channel Automobile Transaction Market Study Presented to September 2018 Confidential

Terms and abbreviations • Compound Annual Growth Rate (CAGR): The interest rate at which a given Present Value (PV) would increase to reach a given Future Value (FV) in a given amount of time. The formula for calculating CAGR is: (FV/PV)^(1/number of years)-1. • Car PARC: The total number of light vehicles, including cars, sport utility vehicles and light trucks in a region or market at a specific point in time. • 4S Dealers: 4S dealers refers to dealers authorized to sell the products of a single brand of automobiles, integrating four standard automobile related businesses: sales, spare parts, service and survey (i.e., gathering market information for the manufacturer of the brand). • Secondary Dealers: Secondary dealers refers to car dealers that have no automakers certification and do not have specific sales brand restrictions. • GMV: GMV refers to Gross Merchandise Value of used car transactions. It is calculated by summing all of the gross selling prices of used car transactions, excluding the service fees charged. • Online-to-Offline Model: Integrate online and offline to create integration of transactions and services. • Take Rate: Take rate refers to automobile sales revenue divided by automobile sales GMV. 2

 Terms and abbreviations • City Tier Definitions: The division criteria are derived from the CBN Weekly, which assesses the commercial charm of Chinese cities in terms of five dimensions: commercial resource agglomeration, urban hub, urban human activity, lifestyle diversity and future plasticity. • Omni-channel Automobile Marketplace: Omni-channel automobile transaction utilize an Online-to-Offline business model, which maximizes the conversion rate based on effective access to massive online traffic, selective consumer base filtered by big data technology, offline scenario and competitive prices. • Omni-channel Automobile Marketing: Marketing of omni-channel automobile marketplace. • CAAM: It is a community organization approved by the Ministry of Civil Affairs of the PRC. It has the legal status of a social group and is located in Beijing. It is an enterprise and enterprise engaged in the production and operation of automobile (motorcycle) vehicles, parts and components and automobile- related industries in China. Self-disciplined, non-profit social groups formed by groups on an equal and voluntary basis. • CADA: China Automobile Dealers Association. It is the only national-level corporate legal person organization in the automobile circulation industry registered with the Ministry of Civil Affairs. 3

List of tier-1 and tier-2 cities

iResearch 艾瑞咨询

City Tier	City Name	City Tier	City Name	City Tier	City Name
Tier1	Beijing	Tier2	Dalian	Tier2	Wenzhou
Tier1	Shanghai	Tier2	Zhengzhou	Tier2	Shijiazhuang
Tier1	Guangzhou	Tier2	Harbin	Tier2	Nanning
Tier1	Shenzhen	Tier2	Dongguan	Tier2	Changzhou
Tier2	Chengdu	Tier2	Ningbo	Tier2	Quanzhou
Tier2	Hangzhou	Tier2	Xiamen	Tier2	Huhehot
Tier2	Wuhan	Tier2	Fuzhou	Tier2	Guiyang
Tier2	Chongqing	Tier2	Wuxi	Tier2	Taiyuan
Tier2	Nanjing	Tier2	Hefei	Tier2	Yantai
Tier2	Tianjin	Tier2	Kunming	Tier2	Nantong
Tier2	Suzhou	Tier2	Jinan	Tier2	Urumqi
Tier2	Xian	Tier2	Xuzhou	Tier2	Shaoxing
Tier2	Changsha	Tier2	Nanchang	Tier2	Taizhou
Tier2	Shenyang	Tier2	Foshan	Tier2	Lanzhou
Tier2	Qingdao	Tier2	Changchun		

Note: China currently has 4 tier-1 cities, 40 tier-2 cities, 75 tier-3 cities, 90 tier-4 cities and 129 tier-5 cities.
Source: CBN Weekly, iResearch

4

 Research scope Period Scope Market Scope Geographic Scope • Base year: 2018 • Historical period: 2013 to 2017 • Forecast period: 2018 to 2022 • Chinese Macro Economy Overview • Chinese Automobile Market Analysis • Chinese Automobile Industry Chain Analysis • Chinese Omni-channel Automobile Marketplace Analysis • Chinese Automobile Aftermarket and Automobile Finance Market Analysis • Analysis of Tuanche’s Competitive Advantage • Mainly Mainland China • 5

 Table of Contents Chapter Content 1 Chinese Macro Economy Overview 2 Chinese Automobile Market Analysis 3 Chinese Automobile Industry Chain Analysis 4 Chinese Omni-channel Automobile Marketplace Analysis 5 Chinese Automobile Aftermarket and Automobile Finance Market Analysis 6 Analysis of Tuanche’s Competitive Advantage 6

1 Chinese Macro Economy Overview 2 Chinese Automobile Market Analysis 3 Chinese Automobile Industry Chain Analysis 4 Chinese Omni-channel Automobile Marketplace Analysis 5 Chinese Automobile Aftermarket and Automobile Finance Market Analysis 6 Analysis of Tuanche’s Competitive Advantage 7

Nominal GDP and GDP per capita Historical Data and Forecast of Nominal GDP China, 2013-2022E (RMB in trillions) Highlights +8.6% 59.5 64.4 68.9 74.4 82.7 88.1 +6.2% 93.7 99.7 105.7 112.1 • China’s nominal GDP increased from RMB59.5 trillion in 2013 to RMB82.7 trillion in 2017, with a CAGR of 8.6%. It is projected to continue to increase to RMB112.1 trillion in 2022 at a CAGR of 6.2%. • 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E • China’s nominal GDP per capita increased from RMB43,300 in 2013 to RMB59,700 in 2017 with a CAGR of 8.0%. It is predicted • Historical Data and Forecast of Nominal GDP per Capita China, 2013-2022E (RMB in thousands) to keep increasing to RMB86,800 in 2022 at a CAGR of 7.7%. +8.0% 43.3 46.6 49.3 54.0 59.7 64.4 +7.7% 69.6 80.4 74.5 86.8 • It is predicted that China’s macro economy, as indicated by its GDP growth rate, will undergo a soft landing from 2017 to 2022. Structural adjustment of the Chinese economy from investment-driven to consumption-driven is expected to drive economic development. • 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E Source: IMF, iResearch 8 Source: IMF, iResearch

Population and urbanization rate • The total population of China increased from 1.36 billion to 1.39 billion from 2013 to 2017, and is projected to increase further to 1.41 billion in 2022. • China is rapidly urbanizing due to its economic growth, development and migration of the population towards regional hubs. Urbanization is a strategic focus of the Chinese government, with the goal of changing the current land use and shifting the local population to urban centers. Population and Urbanization Rate China, 2013-2022E (in billions) Population in Tier-1 and Tier-2 Cities vs Tier-3 and Below Cities, China, 2017 (in billions) 53.7% 54.8% 56.1% 57.3% 58.5% 59.8% 61.1% 62.5% 63.4% 65.2% 1.41 1.41 0.98 1.36 1.37 1.37 1.38 1.39 1.39 1.40 1.40 0.41 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E Population Urbanization Rate Tier-1 and Tier-2 Cities Low Tier Cities Source: NBS, iResearch 9 Source: iResearch

Urban disposable income • China’s annual disposable income of urban households has increased along with the expansion of China’s economy. Annual urban household disposable income has increased from RMB26,955 in 2013 to RMB36,396 in 2017. In the coming years, the annual disposable income of urban households is expected to continue growing rapidly thanks to the growing Chinese economy and rising middle class. Annual Disposable Income of Urban Households, China, 2013-2022E (RMB in thousands) 27.0 29.4 +7.8% 31.2 33.6 36.4 39.0 +7.2% 41.9 44.5 47.9 51.5 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E Source: NBS 10 Source: iResearch

Disposable income per capita • China’s annual disposable income expanded at a CAGR of 9.1% over 2013-2017, but is projected to grow at a slower rate due to an economic cooldown. • China’s domestic consumption accounted for 37% of the country’s GDP in 2016, compared to 68% in the US in the same year. Annual Disposable Income per Capita China, 2013-2022E (RMB in thousands) 18.3 20.2 +9.1% 22.0 23.8 26.0 27.6 29.5 +6.7% 31.5 33.7 36.0 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E Source: NBS, iResearch 11

Market size and forecast of retail sales of consumer goods • The economic situation in the country has improved and the disposable income of residents has increased. China’s total social retail goods amounted to RMB36.6 trillion in 2017. • The market size of retail sales of consumer goods in tier-3 and below cities has been growing exponentially, from RMB12.2 trillion in 2013 to RMB19.1 trillion in 2017, with a 11.8% CAGR. It is expected to continue growing strongly in 2017-2022, with a growth rate higher than the national total and tier-1 and tier-2 cities. • Market Size and Forecast of China’s Total Retail Sales of Consumer Goods China, 2013-2022E (RMB in trillions) Market Size and Forecast of China’s Tier-3 and Below Cities Total Retail Sales of Consumer Goods China, 2013-2022E (RMB in Trillions) 23.8 +11.4% 30.1 26.2 33.2 36.6 40.3 +8.5% 44.2 48.6 51.9 55.2 +11.8% 15.5 17.2 19.1 21.2 +10.7% 27.0 23.8 29.3 31.7 12.2 13.7 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E Note: Retail sales of consumer goods refers to consumer goods directly sold to urban and rural residents or social groups in the wholesale & retail trade, accommodation & catering industries and other industries. Source: NBS, iResearch 12

National residents per capita consumption structure • In the per capita consumption structure of the national residents in 2017, the proportion of transportation & communication consumption to per capita consumption expenditure was 13.6%, second only to food & wine and housing consumption. The Per Capita Consumption Structure of The National Residents, China, 2017 6.1% 2.4% 6.8% 7.9% 29.3% 11.4% 13.6% 22.4% Food & Wine Housing Transportation & Communication Education & Culture & Entertainment Medical care Clothing Supplies & Services Others Source: NBS 13

Number and penetration rate of mobile internet users • China’s mobile internet users totaled 772 million in 2017. While currently stagnant, China's mobile internet population is expected to further increase with the construction of network infrastructure, giving remote regions greater access to internet connectivity. The number of mobile internet users is expected to continue growing with increased smartphone penetration in rural areas. Number and Penetration Rate of Mobile Internet Users China, 2013-2022E (in millions) 45.8% 47.9% 50.3% 53.2% 55.8% 56.1% 57.8% 58.7% 59.7% 64.4% 618 649 688 731 772 800 825 860 886 910 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E Number of mobile internet users Penetration rate of mobile internet users Note: Penetration of mobile internet users is defined as the percentage of internet users who use mobile devices as a channel to surf the internet 14 Source: CNNIC, iResearch

Market size and forecast of internet economy • Technology plays a key role in driving the Chinese economy through innovation. Internet has become a critical element of economic progress in China. The total market size of internet economy has been growing exponentially in the past 5 years, from RMB528 billion in 2013 to RMB1,843 billion in 2017, with a 36.7% CAGR. It is expected to continue growing strongly in 2017-2022 with a slower growth rate, but the market becoming more mature. Market Size and Forecast of Internet Economy China, 2013-2022E (RMB in billions) +13.6% 2929.9 3223.1 3480.8 2609.1 2261.9 1843.3 +36.7% 1144.4 1470.7 527.6 762.2 2013 2014 2015 2016 2017E 2018E 2019E 2020E 2021E 2022E Note: Internet economy is comprised of all internet- based economic activities, such as e-commerce, internet finance, instant messaging, search engine and online gaming. Source: iResearch 15

16 1 Chinese Macro Economy Overview 2 Chinese Automobile Market Analysis 3 Chinese Automobile Industry Chain Analysis Chinese Omni-channel Automobile Marketplace (3) 4 Analysis Chinese Automobile Aftermarket and Automobile 5 Finance Market Analysis 6 Analysis of Tuanche’s Competitive Advantage

China's car PARC and car ownership keep growing

- China is the world's second largest automobile market as measured by car PARC and will become the largest automobile market by 2023, according to iResearch. As of 2017, there were approximately 185 million light vehicles in China, including cars, sport utility vehicles and light trucks, compared with 274.9 million in US. Despite the scale of China's car PARC, the low car ownership rate as well as large population in China indicates significant room for continued growth. China's driving age population has reached approximately 1 billion as of December 31, 2017, significantly larger than 250 million in US. However, according to iResearch, China's car ownership per 1,000 people was 133 in 2017, which is significantly lower than the car ownership rate of 845 cars per 1,000 people in US.

Car PARC, China, 2013-2022E (in millions)



+16.0%
+10.2%
103
121
139
161
185
205
224
247
263
287
314
2013
2014
2015
2016
2017
2018E
2019E
2020E
2021E
2022E
2023E

Car PARC, US, 2013-2022E (in millions)



+2.2%
+1.3%
253
258
264
270
275
280
283
287
290
293
297
2013
2014
2015
2016
2017
2018E
2019E
2020E
2021E
2022E
2023E

Note 1: Car PARC is refer to the number of vehicles owned in a region, typically those that are registered locally.
Note 2: Car PARC here only includes light vehicle for both mainland China and US.
Note 3: Driving population defined as 18-70 year old for China and over 16 year old for US.
Source: iResearch, CAAM, NBS, OICA, IHS

17

China’s car sales volume is expected to grow rapidly • The volume of cars sales in China has been growing rapidly since 2013, with a CAGR of 8.9%. iResearch estimates that the volume of car sales will grow at a rate of 9.8%, even faster than it has grown historically. New car sales at a CAGR of 8.4% from 17.9 million in 2013 to 24.7 million in 2017, and the sales volume will further increase to 29.7 million in 2022, representing a CAGR of 3.8%, higher than that of 2.2% in the US. Meanwhile, used car sales volume in China reached 12.4 million in 2017 and is expected to grow rapidly to 29.6 million by 2022 at a CAGR of 19.0%. • Compared to US market, China's automobile market still has great growth potential. • Passenger Car Sales China, 2013-2022E (in millions) Car Sales US, 2013-2022E (in millions) +0.9% +0.9% +9.8% 8.5 9.2 +8.9% 9.4 10.4 12.4 14.7 17.5 24.7 21 29.6 41.0 41.3 38.3 41.0 41.5 41.6 41.7 41.8 42.0 42.1 17.9 19.7 21.1 24.4 24.7 25.6 26.5 27.5 28.6 29.7 15.5 16.5 17.4 17.5 17.1 17.3 17.6 18.0 18.8 19.1 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E New Car Sales Used Car Sales 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E New Car Sales Used Car Sales Source: iResearch, CAAM, NBS, OICA, IHS 18

Automobile market development environment • The promulgation and implementation of policies and regulations in the automobile industry have enhanced the economic influence of the automobile industry. • Technology is the driving factor for innovation and development, and the application of emerging technologies has laid a solid foundation for the development of the automobile e-commerce industry. Automobile Market Development Environment Policy Economy • "Automobile Industry Adjustment and Revitalization Plan” • "Measures for the Administration of the Collection of Vehicle Purchase Tax” • "Provisions on the Administration of Motor Vehicle Maintenance” • ”Measures for the Administration of the Sale of Motor Vehicles" Society • Cars are becoming a requirement in society. • Consumers tend to apply the concept of rational consumption. • Consumer‘s acceptance of car credit has been gradually improving. • Developing infrastructure has made traveling by car the optimal solution for short-distance transportation. Source: NBS, iResearch • In 2017, the per capita disposable income of residents in China reached RMB25,974, and the residents’ consumption power continued to increase. • Per capita GDP and per capita car ownership are closely linked; the automobile industry promotes economic development. Technology • Network information technology and infrastructure continue to be optimized and upgraded. • Mobile payment, online payment and other forms of remote payment becoming popular. • Precise marketing and scene marketing are rising. • Logistics information technology develops rapidly. • Automobile market is further growing with new energy automobile technologies. 19

Characteristics of China automobile consumption

- More demands from lower tier cities
  - Car ownership per 1,000 people in lower tier cities was 96 in 2017, significantly lower than 220 in tier-1 and tier-2 cities. In addition, the plate control in certain tier-1 and tier-2 cities in China limits the growth of vehicles in these regions.
- The population of lower tier cities is more than three times that of tier-1 and tier-2 cities. As the disposable income of the whole country continues to increase, the lower tier cities will become a bigger potential market.

Population, Car Penetration, in Tier-1 and Tier-2 Cities vs Tier-3 and Below Cities, China, 2017


980
410
220
96
Tier-1 and Tier-2 Cities
Lower Tier Cities
Population
(in millions)
Car penetration
(per 1,000 people)

Source: NBS, CAAM, iResearch,

20

Growth drivers behind the booming automobile market • Continued urbanization and increasing disposable income of consumers, especially in lower tier cities, makes car ownership more affordable. • China has more than 137 car brands on sale, providing consumers with a wealth of vehicle options. • China’s auto makers have excess production capacity, automobile manufacturing costs have fallen, and car prices are on the decline, resulting in cars becoming a basic consumer good. Tier-1 and Tier-2 Cities Annual Disposable Income per Capita China, 2016 & 2017 (RMB in thousands) Overcapacity of Automobile Industry 2016 2017 Planning capacity Capacity under construction or planning 45.2 capacity The theoretical production capacity in compliance with production hours 16.7 17.6 Sales volume Annual sales in the Chinese market Tier-1 and tier-2 cities Lower tier cities Source: NBS, Dass-Auto, iResearch 21

China vs US comparison • China’s used car market represents a significant opportunity due to its higher growth rate and lower penetration than the US in 2017. • Financing market also represents an opportunity with lower penetration rates in both new and used car markets. Metrics in 2017 Car PARC 185 million units 275 million units Car Ownership per 1,000 people 133 units 845 units New Car Sales Volume 24.7 million units 17.3 million units Used Car Sales Volume 12.4 million units 41.5 million units Used Car Sales to New Car Sales Ratio 0.5x 2.4x Consumer Automobile Financing Penetration (new car) 38.2% 86% Consumer Automobile Financing Penetration (used car) 19% 54% Note: Data as of 2017, US data based on iResearch estimates Source: CAAM, OICA, CIC, NBS, IHS, iResearch 22

23 1 Chinese Macro Economy Overview 2 Chinese Automobile Market Analysis 3 Chinese Automobile Industry Chain Analysis Chinese Omni-channel Automobile Marketplace 4 Analysis Chinese Automobile Aftermarket and Automobile 5 Finance Market Analysis 6 Analysis of Tuanche’s Competitive Advantage

Characteristics of China automobile consumption • More demands from lower tier cities o Car sales volume in lower tier cities was 11.3 million in2017, with a high growth rate. The sales CAGR of 12.4% in lower tier cities in 2013-2017 was higher than the CAGR of 5.5% in tier-1 and tier-2 cities. The sales of CAGR of 7.3% in lower tier cities in 2017-2022 is much higher than the CAGR of 0.3% in tier-1 and tier-2 cities. Car Sales Volume in Tier-1 and Tier-2 Cities vs Lower Tier Cities, China, 2013-2022 (in millions) 10.8 +5.5% 11.7 11.9 +0.3% 13.3 13.4 13.5 13.5 13.5 13.6 13.6 +12.4% 9.2 11.1 11.3 12.1 +7.3% 14 13 16.1 15 8 7.1 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E Tier-1 and Tier-2 Cities 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E Lower Tier Cities Source: CAAM, iResearch 24

Characteristics of China automobile consumption • Compared with the national car sales distribution, the sales structure of the Tuanche is similar. While, the automobile consumption capacity of tier-3 and below cities is growing rapidly, the strategy of Tuanche to expand the lower cities in the future will usher in opportunity. Comparison of Car Sales Structure between Tuanche and Entire Country, China, 2017 Tier-1 Cities Tier-2 Cities Lower Tier Cities National total sales Tuanche's total sales Source: CAAM, iResearch 25

Value chain of automobile industry Car logistics Self-owned & JV manufacturer E-commerce platform 4S Dealer Foreign manufacturer Foreign dealer Omni-channel platform Domestic dealers Secon dary dealer Integrated trading center Channels of communication Online channel Traditional channel reputati on Vertical car medi Portal Search engine Social media Live streaming Traditional cannel TV & radio ads Newspapers & magazines Platform promotion Source: iResearch Automobile insurance and finance 26

Value chain of used-car industry Used car information platform Integrated data service C2C platform Online trading B2B Bidding platform B1 B2 process (dealer/4S dealership) (dealer/retailer) C2B Bidding platform B2C platform C(seller) B(car dealer) C(buyer) Offline traditional trading process 4S dealership dealers Offline market Personal business Finance and insurance service Source: iResearch Logistics service Regulatory authority 27

Company positioning and comparison • Based on the company's business model and current positioning, the following is an analysis of the market and competitive landscape. • As an automobile transaction facilitation platform, Tuanche does not have any direct competitors. • As a marketing website, we consider Bitauto and Autohome to be the biggest competitors. Tuanche’s ability to create offline scenarios through its auto shows and other offline sales events distinguishes them from the competitors, and we believe it makes the company more effective in promoting sales in the automobile industry. Tuanche’s cost of sales per car is lower than Bitauto and Autohome. • As an auto show business, Tuanche compete with various local auto show organizers. Tuanche’s auto shows offer a more efficient way to facilitate sales on a larger scale, which make Tuanche more attractive than local auto show organizers. • Tuanche’s virtual dealership competes with traditional 4S dealerships. However, we do not believe the competition to be overly fierce, because Tuanche serve very different markets in very different ways. Tuanche secondary dealership business has the potential to expand the sales channels for many traditional 4S stores, which makes Tuanche less of a competitor and more of a partner. • Tuanche positioning the company as omni-channel automobile marketplace is more appropriate and competitive, and we think that Yixin, Shenzhou, Huashenghaoche, Uxin, Maodou and Tangeche will be Tuanche main competitors. All players will build transaction scenarios offline, and generate transactions. Positioning Market Competitors Omni-channel Automobile Marketplaces Volume: Market Space: Competition: Source: iResearch 28

Company positioning and comparison • The main competitors' businesses have different focuses. No competitors’ business model are completely consistent like Tuanche, so it makes Tuanche more destructive and unique. Tuanche’s innovative approach is disrupting the market structure and driving consumer behavioral change. • Tuanche has relatively better competitive positioning and advantages. • Tuanche is the first company to provide a scalable omni-channel automotive marketplace approach to marketing and distribution. This business model is associated with a high level of conversion effectiveness and efficiency, delivering a high and measurable return on investment proposition to industry customers relative to their overall marketing expenditures. Tuanche’s Main Competitor Positioning Analysis Number Competitors Positioning Main Business 1 Bitauto, Autohome Automobiles information & automobiles e-commerce Automobiles information 2 Yixi, Huashenghaoche, Tangeche Automobiles financing & automobiles e-commerce Automobiles financing 3 Shenzhou, Yimao Automobiles e-commerce platforms with offline store Automobiles e-commerce 4 Uxin, Guazi Used car e-commerce platform with automobiles e-commerce Used car e-commerce 5 Xiyouqiche, Zhuantouqiche Auto shows & automobiles e-commerce Auto shows Source: iResearch 29

Characteristics of China's automobile supply industry

- Supply and demand mismatch in lower tier cities
  - The distribution of 4S shops is uneven. The average quantity of 4S shops in tier-1 and tier-2 cities is 123 per city, much higher than the average of 79 per city in lower tier cities. Even with increasing demand, consumers in some lower tier cities have few channels to purchase cars.
- Secondary dealers market is big and disorganized
  - Secondary dealers are mainly individual retailers, with huge numbers, no physical stores, almost no inventory, and no unifying organization. They are relatively scattered and have low operational efficiency, but they complete more than 50% of car sales. Sales in 4S stores in tier-1 and tier-2 cities are high, while sales of secondary dealers in tier-3 and below cities are significantly higher.
- Vehicle brand selection differences
  - There are also differences in car consumption in different levels of cities. Brand selection and automobile finance use are all different. 4S dealers with strong brand endorsement are unable to satisfy the various demands of a fragmented consumers base.

The Number of 4S Dealers and Cities, China, 2017



Low Tier Cities
Tier-2 Cities
Tier-1 Cities
1646
3746
23139
4
40
294
Number of 4S dealers
Number of all cities

Note: Lower tier cities refers to cities that fall under tier-3, tier-4 and tier-5 classification.
Source: iResearch, CADA

30

Analysis of China’s car sales channels • The conversion rate for automotive sales is the highest on omni-channel automobile marketplace. The omni-channel automobile marketplace boasts limited marketing costs and large online customer traffic, while offline transaction services maximize the conversion rate. Sales channels Marketing methods Marketing cost Mean traffic Conversion rate 4S dealers offline Secondary dealers offline Auto show offline Car e-commerce platform online Omni-channel automobile marketplace online + offline » Auto show:Large-scale vehicle display and promotion. » Car e-commerce platforms: Provide vehicle transaction information and drain consumers to offline dealers to facilitate transactions. » Omni-channel automobile marketplace: Provide consumers with consumption scenarios and trading services. Source: iResearch 31

Challenges of China's traditional automobile sales channels

iResearch 艾 瑞 咨 询

- Traditional sales channels face different challenges that limit the sales potential in lower tier cities. A combination of online and offline is the best way to meet consumers' needs in lower tier cities. Organized online traffic, offline purchase scene, larger selection and lower

Auto makers

- **Overcapacity**
  China's auto production capacity is greater than market sales, a problem further exacerbated by imported vehicles.
- **Channel sinking**
  While automotive demand is shifting towards low-tier cities, automotive companies cannot easier establish new sales channels in the low-tier cities.

4S Dealers

- **High entry standard**
  Establishing a 4S shop requires significant funds and an authorization certificate.
- **High operating cost and low sales profit**
  The operating environment of 4S shops is becoming increasingly difficult, as dealers spend more time on day- to-day operations and thus have lower sales profitability.
- **Inability to reach vast area**
  4S dealers can't cover the low-tier cities due to cost, despite there being high growth potential from the low-tier cities.
- **Large inventory pressure**
  Automaker's planned procurement lends to inventory pressure for 4S dealers.

Secondary dealers

- **Lack of capital**
  Lack of capital support, secondary dealers grow slowly, and it is difficult to form a large scale of operation.
- **Lack of support**
  No auto maker's support for marketing, budget and brand.
- **Lack of trust**
  The reputation of secondary dealer is not very well. There were some fraud case in the past. Many consumers won't accept it.
- **Operational difficulties**
  There are less brands and models in of secondary dealer.
  Due to perceived information asymmetry, which makes customer acquisition even more inefficient.

Source: iResearch

32

Challenges of China’s traditional automobile sales channels • While tier-1 and tier-2 cities have many online information channels, consumers in low-tier cities are more inclined to access information offline. • However 4S dealers are concentrated in tier-1 and tier-2 cities and consumers in low-tier cities are less likely to contact 4S dealers. Thus consumer demand for cars in low tier cities is difficult to meet. • Consumer purchasing behavior is constantly changing. While the number of brands has increased, consumer brand loyalty has declined. Traditional auto show E-commerce platform Other Challenges Source: iResearch 33

China's automobile marketing market size • Consumers have higher requirements for shopping scenes and shopping experiences, and the quality requirements for marketing activities are also higher. Also, high-quality offline marketing activities with high input will become mainstream. Market Size of Automobile Marketing Market, China, 2013-2022E (RMB in billions) 103 106 112 +4.0% 120 120 125 93 +14.3% 84 71 60 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E Note: Marketing costs includes online and offline advertising costs, promotional activities and public relations activities costs. Sales rebates are not included. Source: SAIC, SAIC Motor, iResearch 34

Consumer automobile information sources and evaluation • Sources of consumer information acquisition mainly come from car dealers, car websites, auto shows and offline promotions. • The percentage of consumers who get information from pure automobile e-commerce platforms is relatively small, as they typically prefer information found or heard in the offline scene. • The average age of consumers has been decreasing, and the information and purchasing channels have changed along with the population. Consumer Information Acquisition Channel, China, 2018 61.7% 55.4% 46.5% Online Offline 29.3% 19.2% 17.3% 11.0% 8.2% 4S dealers, Other dealers Auto website, APP Offline shows and promotions Friends introduced Auto e-commerce platform Ads Wechat TVs Source: iResearch consumer research, sample group is 1044. 35

Consumer automobile information sources and evaluation • Consumers are most willing to believe in offline auto shows and other offline promotions’ ads. • In view of the offline nature of car sales, auto shows and other offline promotions sales channel are the most trusted channels among consumers with favorable conversion efficiency. Consumer Trust of ADs in Different Channels, China, 2018 0.6% 0.4% 1.5% 2.2% 1.8% 2.8% 3.5% 8.2% 7.0% 9.4% 22.8% 19.3% 44.3% 47.7% 31.6% 36.5% 39.7% Most Distrustful Distrust Not Sure 34.3% 36.0% 32.0% Trust Most Trust 29.5% 29.1% 24.3% 18.3% 17.1% Auto Shows Offline promotion TV or radio Online channel Newspapers and magazines Source: iResearch consumer research, sample group is 1044. 36

37 1 Chinese Macro Economy Overview 2 Chinese Automobile Market Analysis 3 Chinese Automobile Industry Chain Analysis Chinese Omni-channel Automobile Marketplace 4 Analysis Chinese Automobile Aftermarket and Automobile 5 Finance Market Analysis 6 Analysis of Tuanche’s Competitive Advantage

Omni-channel automobile marketplace definition • The growth of the e-commerce industry and increased demand from consumers both paved the way for a new mainstream solution called Online-to-Offline. • Omni-channel automobile marketplace utilize an Online-to-Offline business model, which maximizes the conversion rate based on effective access to massive online traffic, selective consumer base filtered by big data technology, offline scenario and competitive prices. It has been proven to be the most cost efficient distribution method for dealers and most acceptable approach for consumers, especially in lower tier cities. Automobile Transaction Development Process Online + Offline Online Offline Source: iResearch 38

Omni-channel automobile marketplace features • Omni-channel automobile marketplaces are not just providing online information services, but also simplifying the customers’ entire purchase process by helping them build offline car purchase scenes and providing value-added services such as finance, used car services and after-sales services. • Currently, China's automobile e-commerce industry is coexisting with other solutions. As omni- channel automobile marketplaces are gradually emerging, their low cost of acquisition and high transaction conversion rate help the industry improve transaction efficiency. Omni-channel Automobile Marketplace Status Information service platform E-commerce platform Information service C(buyer) Demand shift Online Offline Source: iResearch Car flow dealers offline transaction Trading services and after-sales service 39

Drivers and barriers of omni-channel automobile transaction market • The potential market size of the industry is quite large, promoting industry innovation. A more efficient model will eventually be recognized by the market. • The difficulty in entering the industry lies in the maintenance of operating experience and channel relationships. Without these advantages, the intruders will face a difficult situation. Market Drivers Barriers to Entry • Low efficiency of marketing and operating will lead to inventory pressure, especially in down cycle, pushing suppliers to seek more efficient distribution models. • Escalating competition from foreign brands and underserved lower tier cities will make it more important to reform the distribution network. • The demand of consumers for scene- based car purchase services is constantly increasing. Source: iResearch 40

Market size of automobile transaction • According to CAAM and CADA, automobile transactions in China has been growing rapidly since 2013, with a CAGR of 8.9%. There were approximately 37.1 million cars in China in 2017. iResearch estimates that the number of automobile transactions will grow to 59.3million in 2022. • Market size of China automobile transaction value generated approximately RMB 5.0 trillion in 2017, which is expected to grow to RMB 7.0 trillion in 2022. Market Size of Automobile Transaction, China, 2013-2022E +9.8% 8.5 +8.9% 9.2 9.4 10.4 12.4 14.7 17.5 21.0 24.7 29.6 17.9 19.7 21.1 24.4 24.7 25.6 26.5 27.5 28.6 29.7 1.7 2.0 0.6 0.8 1.0 1.2 1.4 2.9 3.3 3.6 4.0 4.2 4.3 4.5 4.7 4.8 5.0 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E New car transaction volume (million) Used car transaction volume (million) New car market size (trillion) Uesd car market size (trillion) Note: Market size of automobile transaction refers to the entire automobile market transaction size (including new car and used-car). Source: CAAM, CADA, iResearch 41

Omni-channel automobile marketplaces market size

- Omni-channel automobile transaction have been growing steadily and are expected to continue growing even faster. iResearch estimates that car sales from omni-channel automobile marketplaces grew significantly from 0.5 million in 2015 to 1.4 million in 2017, expecting the growth to continue with a CAGR of 49.7% to a value of 10.3 million in 2022.
- In addition, omni-channel automobile transaction market size increased at a CAGR of 73.9% from 2015 to 2017, and is expected to keep growing at a 49.2% CAGR from 2017 to 2022, reaching a market size of 1,228.5 billion in 2022.

Omni-channel Automobile Transaction Volume, China, 2015-2022E



10.3
+49.7%
7.4
5.3
3.5
2.2
+74.6%
1.4
0.9
0.5
2015
2016
2017
2018E
2019E
2020E
2021E
2022E
Transaction volume (in millions)

Omni-channel Automobile Transaction Market Size, China, 2015-2022E



1228.5
884.9
+49.2%
637.3
421.4
261.2
+73.9%
166.0
107.1
54.9
2015
2016
2017
2018E
2019E
2020E
2021E
2022E
Maket size (RMB in billions)

Note: Omni-channel automobile marketplaces utilize an Online-to-Offline business model, which maximizes the conversion rate based on effective access to massive online traffic, selective consumer base filtered by big data technology, offline scenario and competitive prices.
Source: iResearch

42

Omni-channel automobile marketplace marketing advantage • Omni-channel marketing integrates products into consumers’ daily behaviors and life, better anticipating consumer needs and enabling more access to potential consumers. • Omni-channel marketing builds consumption scenes, enhances the user's real experience, and then improves transaction efficiency and transaction conversion rate. Fixes positions accurately Builds consumption scenes Enhances users’ experience Improves transaction efficiency Accurately acquire user groups through big data mining and interested communities. Build real user scenes and stimulate users’ consumer demands. Provide users with consumption scenes and attempt to enhance their experiences. Provide purchase services with well-equipped financial, used car and after-sale services, and improve purchase efficiency. Source: iResearch 43

Consumer car purchase process • Traditionally, information collection in the car selection process is mainly from 4S dealers and offline media sources, such as television, newspapers and magazines. • In recent years, online information channels are becoming the main source of consumer information, while car transactions still take place offline. • Car purchase in China typically take 1-3 months. Consumer Car Purchase Process Check Select Purchase Car information collection Car comparison Decision-making More consumers are collecting car information through online channel. Car trade can help consumers perform a comprehensive comparison of cars. After comparing different cars, consumers decide to buy a car. Source: iResearch 44

Consumer car purchase influencing factors • The main problems faced by consumers are weak knowledge of cars, opaque price information, and the inconvenience of purchase and after-sales service brought by the geographical distribution of 4S stores and dealers. Consumers also need to consider the types, alternatives and capital costs of automobile financial products. Consumer car purchase influencing factors, China, 2018 64.6% 56.7% 54.9% 47.1% 31.8% 24.4% Price After-sales Brands Maintenance Promotions 4S dealers service costs distribution Source: iResearch consumer research, sample group is 1044. 45

Consumer attitudes and acceptance of omni-channel automobile marketplaces • Cars are high-priced goods, frequently used by those with private property. Car purchase is a long- term decision, and consumers are usually more willing to buy a car after they see and experience it firsthand. • Omni-channel automobile marketplace build consumption experience scenes and provide car purchase decision scenes for consumers. Transaction rate under this industry is higher than that of pure e-commerce. • According to consumer survey, consumers are more willing to purchase cars in activities such as auto show promotions and group purchases in 4S dealers with offline scenes. • Consumer Willingness to Purchase Cars in Auto Show Promotions, China, 2018 Consumer Willingness to Purchase Cars in 4S Dealers Group Purchase, China, 2018 Not sure, 17.6% Not sure, 13.7% No, 2.4% No, 1.5% Yes, 80.0% Yes, 84.8% Source: iResearch consumer research, sample group is 1044. 46

Analysis of virtual 4S dealers system construction • 4S dealers are the mainstream car sales channel in the marketplace. They have strong brand endorsement and service capabilities, but they are highly concentrated in tier-1 and tier-2 cities.. • Tuanche hopes to build a virtual 4S dealers system in tier-3 and below cities. This will provide marketing and sales opportunities for auto makers and 4S stores, enabling secondary dealers, improving the efficiency of secondary dealer transactions, and providing used car, finance and after- sales services to consumers. Virtual 4S Dealers System Car Finance Marketing Service Customized marketing services for Auto makers and 4S dealers After Sales New Car Sales Car Sales To improve the efficiency of car transactions by setting up offline trading scenes Enabling Secondary Dealers Source: iResearch Used Car Sales Provide information, technology, and financial support for secondary dealers to improve the transactions efficiency 47

48 1 Chinese Macro Economy Overview 2 Chinese Automobile Market Analysis 3 Chinese Automobile Industry Chain Analysis Chinese Omni-channel Automobile Marketplace (3)4 Analysis Chinese Automobile Aftermarket and Automobile 5 Finance Market Analysis 6 Analysis of Tuanche’s Competitive Advantage

China's consumption finance penetration • In 2017, the balance of consumer loans was 31.5 trillion yuan. It is predicted that the combined growth rate (CAGR) in the next few years is expected to remain at about 15%, and the balance of consumer credit in 2022 will reach 66.7 trillion. • In 2017, China's consumer finance accounted for 38.1%of GDP. Compared with 80.7% in US and 66 1% 66.1% in Hong Kong, the ratio of China’s consumer financial to GDP is still relatively low. In the future, the growth rate of China's consumer finance ratio to GDP is much higher than that of Hong Kong and USA, and the development opportunities in the consumer finance market are also better.. The Balance of Consumer Loans, China, 2013-2022E (in trillions) Ratio of China, USA, Hong Kong’s Consumer Financial to GDP, 2013-2022E (%) +15.0% 52.1 59.3 66.7 83.4% 82.1% 80.5% 80.8% 80.7% 64.6% 65.3% 66.1% 59.8% 61.6% +24.8% 19.0 13.0 15.4 25.0 31.5 38.2 45.1 21.8% 23.9% 27.6% 38.1% 33.6% 43.4% 52.4% 48.2% 56.3% 59.8% 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E The Balance of Consumer Loans Source: NBS, iResearch 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E Ratio of China's consumer financial Ratio of US's consumer financial Ratio of Hong Koog's consumer financial 49

The change of consumer's consumption concept • The new consumption habits of Internet technology and e-commerce consumption promote the change of the consumption concept of nowadays consumers and the upgrading of the consumption behavior, which is mainly reflected in the following four aspects. Manifestations of Consumption Upgrading Gradual enhancement of brand awareness and financial Financial management ability 2 Improve the demand for the quality of consumption 3 The willing to pay for what you want become stronger 4 Be optimistic about the future Source: iResearch 50

Consumer automobile financial product usage • The rise of consumer finance industry and the abundance of automobile financial products have provided consumers with diversified car purchase solutions. • According to a consumer survey, more than 80.5% of consumers are willing to use financial services in car purchases. Consumer Willingness to Use Financial Products in Car Purchases, China, 2018 No, 19.5% Yes, 80.5% Source: iResearch consumer research, sample group is 1044. 51

Technology promotes the development of consumer finance, and automobile financial products continue to innovate • Block Chain: Due to limitation of traditional technology, data transparency and credibility are low. The biggest change brought forward by the combination of block chain and consumer finance is that the flow of funds can be checked openly, and the misappropriation of funds is eliminated as a result. • Big Data: Big data technology has not only been breaking into every industry, but has also made great progress in data acquisition and data dimension processing and analysis. For consumer finance, big data technology can be used to analyze user behavior data and study user consumption habits in depth. It is helpful for consumer finance companies to identify users and improve the ability to control risk. • Artificial Intelligence: The combination of artificial intelligence and consumer finance makes the consumer finance companies wind control model can improve the precision of the model by comparing the fluctuation of data in the database to the approximate degree of data fluctuation in the model and the examination index of the model. Credible Block chain Predictable Big data Evolutionary AI Safety& Innovation Source: iResearch 52

Consumer automobile financing market • China’s consumer automobile financing presents a massive market opportunity. The consumer automobile financing market reached RMB1,000 billion in 2017, and is expected to reach RMB2,605 billion in 2022. • Despite the growing market of consumer automobile financing, the penetration rate in China is only 29% in 2016, compared to 65% in US and Germany. • Market Size of Consumer Automobile Financing Market, China, 2013-2022E (RMB in billions) Penetration Rate of Consumer Automobile Financing Market, China, US and Germany, 2016-2017, (%) +21.1% 1900 2225 2605 65% 65% 63% 66% +18.3% 670 800 1000 1250 1582 29% 32% 510 558 2016 2017E 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E US Germany China Note: As long as consumer resort to financial instruments for purchasing a car, Including consumer credit, financial leasing, etc. it is defined as a method of consumer automobile financing. Source: iResearch, NADA, Roland Berger, and PwC etc. 53

Automobile financing market • Because of the popularity of dealers' periodic procurement and light operating models, automobile dealer financing is a relatively stable market. • The consumer financing market is growing rapidly, driving growth in the automobile financial market, which has reached a market size of RMB1,259 billion in 2017 and is expected to reach RMB2,915 billion in 2022. • Tuanche is mainly a channel for financial institutions to carry out loan business. • Market Size of Automobile Financing Market, China, 2013-2022E (RMB in billions) The role of the Tuanche in automobile financing Dealer financing Consumer financing +15.8% 233 191 221 257 259 281 1250 +18.3% 282 277 1900 1582 283 2225 310 2605 Commercial bank Tuanche Loan Loan demand Loan demand 510 558 670 800 1000 Consumers 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E Note 1: Automobile financing includes consumer financing and dealer financing; Note 2: Dealer financing only refers to financial services used by dealers in the procurement of vehicles, excluding parts procurement loans and other operation loans. Source: iResearch, NADA, and PwC etc. 54

Automobile insurance and warranty market • As the car ownership market continues to grow, the automobile insurance and warranty market will follow suit. • China’s automobile insurance and warranty market is expected to grow at a CAGR of 8.4%, from RMB765.5 billion in 2017 to RMB1,144.1 billion in 2022. Market Size of Automobile Insurance and Warranty Market China, 2013-2022E (RMB in billions) 472 552 +12.8% 620 684 766 842 +8.4% 926 1018 1079 1144 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E Note: The automobile insurance market includes all commercial automobile insurance. Source: China Insurance Regulatory Commission 55

Value chain of automobile finance industry Value Chain of Automobile Finance Industry Scene side Asset side Capital side Source: iResearch 56

The status of the automobile financial market

iResearch 艾瑞咨询

- The main financial models of the automobile market in China include traditional financial institutions, AFC, internet financial platform, automobile e-commerce platform and lease financial company.
- Different models of financial products correspond to different demand subjects and types of business. Inventory financing and mortgage loans are mainly aimed at dealers, while consumer credit and financial leasing are mainly aimed at consumers.
- Compared with tier-1 and tier-2 cities' comprehensive automobile financial services, consumers in low tier cities have fewer choices of automobile finance products and are not sensitive to financial costs. Therefore, new retail platforms for automobiles have a potentially huge opportunity in the automobile finance market in low tier cities.
- New retail platforms for automobiles are well positioned to capture consumer automobile financing market in low tier cities where consumers have limited access to massive financing products.

Main Automobile Finance Mode

Main automobile finance mode	New car	Used car	Dealers	Mortgage loans	Funding sources	Typical enterprises
Commercial bank	✓	✓	✓	✓	Deposit taking	PING AN BANK；ICBC
Automobile financing company	✓	✓	✓		Bank lending	GMAC；DNAF
Internet financial platform	✓	✓	✓		Bank lending；ABS；	MeiLi Car Finance；DiYiCheDai
Car e-commerce platform	✓	✓			Bank lending；ABS；Shareholders	YoTuanche；TaoChe；TanGeChe
lease finance company	✓	✓	✓		Bank lending；Shareholders；	XianFengTaiMeng

Source: iResearch

57

Profitable automobile aftermarket with high growth potentials • The automobile aftermarket encompasses the sale of automobile parts, car repair and maintenance. Driven by a growing and aging car PARC, China’s automobile aftermarket is expected to grow rapidly in the coming years. According to iResearch, China’s automobile aftermarket grew from RMB558 billion in 2013 to RMB1,060 billion in 2017 and is expected to reach RMB2,422 billion in 2022 at a CAGR of 18% from 2017 to 2022. Automobile aftermarket in China is quite profitable, especially because repair and maintenance services are customized for each car. • For China’s leading 4S dealers, aftermarket service accounts for more than 60% of their profits. Used car owners are among the key users of the automobile aftermarket services, given that most used cars are out of the warranty period provided by the manufacturer. China Automobile Aftermarket Market Size, China, 2013-2022E (RMB in billions) 2422 +18.0% 2019 +17.4% 558 638 770 935 1060 1219 1402 1682 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E Note: Automobile aftermarket market excludes automobile financial service and automobile insurance. Source: iResearch, Roland Berger 58

Development driver of China automobile aftermarket • The large annual sales volume is the biggest dirver of automotive aftermarket development. Meanwhile, the diversified service needs have been constantly spring up. Car owners spend more money on their cars. • There are fewer 4S shops in low tier cities, so it is difficult for consumers in low tier cities to access formal maintenance services. Regional maintenance stores can’t reach all users due to low brand awareness and low marketing efficiency. • New retail platforms for automobiles can digitize and visualize the aftermarket service record and provide more efficient service for consumers, especially in lower tier cities. Large annual sales volume and PARC Development driver Increasing vehicle consumption expenditure Diversified service needs Source: iResearch 59

60 1 Chinese Macro Economy Overview 2 Chinese Automobile Market Analysis 3 Chinese Automobile Industry Chain Analysis Chinese Omni-channel Automobile Marketplace (3)4 Analysis Chinese Automobile Aftermarket and Automobile 5 Finance Market Analysis 6 Analysis of Tuanche’s Competitive Advantage

Analysis of Tuanche’s competitive advantages • Tuanche owns the third largest market share among omni-channel automobile marketplaces of new car in terms of both transaction volume and GMV. • Tuanche’s GMV is relatively low compared to the overall automobile trading market GMV, and there is huge room for improvement of market share. • Compared with the average take rate of more than 5% in the whole industry, the about 1% take rate of Tuanche still has a large room for improvement. Tuanche’s Market Share and Ranking of Transaction Volume, China, 2017 Sales Volume Ranking of Omni-channel Automobile Marketplaces Total Transaction Volume of 2017 Market Share Ranking 15.1% #3 207506 vehicles Note 1: Take rate is refers to automobile sales revenue divided by automobile sales GMV. Note 2: According to public data, Tuanche’s revenue is 280.7million. Note 3: Industry average take rate is refers to average of 13 mainstream car makers’ take rate. Source: iResearch’s own statistical model 61

Analysis of Tuanche’s competitive advantages • Tuanche has the longest operating history among leading omni-channel automobile marketplaces in China. • Tuanche is the most expansive of any omni-channel automobile marketplaces in China in terms of number of cities and services covered. • Tuanche has the highest dealer coverage of any omni-channel automobile marketplaces in China. Tuanche’s Market Share and Ranking of GMV, China, 2017 GMV Ranking of Omni-channel Automobile Marketplaces Tuanche’s Total GMV Market Share Ranking 30.0 18.1% #3 (RMB in billions) Source: iResearch’s own statistical model 62

Analysis of Tuanche’s competitive advantages • According to a consumer survey, Tuanche is the most trusted omni-channel automobile marketplace in China among automobile buyers that have previously bought a car. • According to a consumer survey, Tuanche ranks #1 among China’s omni-channel automobile marketplaces in terms of consumer purchase service experience. • 99% of the buyers surveyed said they would use the Tuanche platform again. Satisfaction Rate of Customers with Tuanche in Terms of Purchase Service, China, 2018 Platform Loyalty of Customers in Terms of Omni- channel Automobile Marketplaces, China, 2018 73.1% 73.8% 73.8% 74.5% 75.2% 75.9% 76.6% No longer choose this platform, 69.0% Test drive experience Price discount Sellable vehicle Purchase service Vehicle contract service Car purchase convenience Reliability Reliable vehicle quality Continue to choose this platform, 99.3% Source: iResearch consumer research, sample group is 308. 63